                                             Filed by divine, inc. pursuant to
                                             Rule 425 under the Securities Act
                                             of 1933 and deemed filed pursuant
                                             to Rule 14a-12 under the Securities
                                             Exchange Act of 1934

                                             Subject Company:
                                             RoweCom, Inc.
                                             Commission File No. 000-25163


[divine logo]                      N E W S   R E L E A S E
                         www.divine.com    [NASDAQ logo]    :DVIN
                         --------------

Divine Contacts
Individual Investors:         Media Inquiries:                International Media:
Brenda Lee Johnson            Susan Burke/Anne Schmitt        Chris Blaik
Direct: 773.394.6873          Direct: 773.394.6746 / 6827     Direct: +44 0 20 7070 9520
Brenda.Johnson@divine.com     susan.burke@divine.com          Chris.blaik@divine.com
                              anne.schmitt@divine.com

RoweCom Contacts
Media Inquiries:              International Media:
Simon Dibb                    Mark Howard                     Delphine Dufour
Michael James & Co.           RoweCom United Kingdom          RoweCom France
617.956.0616                  mhoward@rowecom.co.uk           ddufour@rowe.com.fr
dibb@michaeljames.com         + 44 1865 33 2900               + 33 1 69 10 4700


                  Divine and RoweCom sign definitive agreement

  RoweCom content offerings and procurement technology to be key components of divine's knowledge resources solutions

CHICAGO - July 9, 2001 - divine, inc. (Nasdaq: DVIN), a leader in community-facing enterprise solutions offering global businesses the ability to improve collaboration, workflow and business relationships by delivering a powerful combination of services, technology and managed application capabilities, announced today that it has signed a definitive agreement to acquire RoweCom, Inc. (Nasdaq: ROWE), a global provider of high-quality service and e-commerce solutions for purchasing and managing print and e-content knowledge resources.

The agreement provides for a stock-for-stock exchange in which RoweCom shareholders will receive .75 share of divine Class A common stock for each outstanding share of RoweCom. Based on divine's closing price on July 6, 2001, the acquisition would have an aggregate value of approximately $14.0 million. The transaction requires RoweCom shareholder and regulatory approvals, and is subject to satisfaction of other closing conditions.

"RoweCom's innovative knowledge resource solutions and its outstanding client base ranging from Global 1000 companies and academic libraries represent a compelling fit with divine's enterprise solutions," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "We anticipate this acquisition will expand our international presence and will further our strategy of providing the professional services,

Web-based technology, premier knowledge resources, and managed applications that help the global enterprise manage information resources and engage their constituent communities."

RoweCom's content offerings and procurement technology are expected to be key components of divine's knowledge content solution, providing a single source for electronic procurement of books, magazines, professional journals, databases, reports, newspapers and news in hard-copy and digital form. The combination of RoweCom offerings and divine software applications, including divine Tracker(TM), which gives clients the ability to track usage of digitally distributed content, will provide enterprise and academic clients the ability to conveniently and cost-effectively procure and manage all of their knowledge resources via the Internet. divine is committed to supporting RoweCom's premier academic and library services, offered under the brand of Faxon Library Services, while also developing services to new market segments.

"We are excited about the opportunity to leverage our industry-leading knowledge resource solutions within the divine knowledge network," said Dr. Richard Rowe, RoweCom's chairman and CEO. "As part of divine, we expect to be able to offer biomedical, high-technology, business & finance, academic, corporate and government clients the best of all worlds: high-quality personalized service, outstanding e-commerce solutions, a broad range of content, and the backing of a company that has a shared philosophy on information management, a strong financial position, and a proven executive management team."

RoweCom is a leading provider of sophisticated tools and client service for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other knowledge resources. Its clients range from academic libraries to Fortune 1000 companies, and could include any enterprise with intensive knowledge requirements and high-volume purchases.

Based in Westwood, Mass., and founded in 1994, RoweCom has international offices in Canada, United Kingdom, France, Spain, Australia, Taiwan/Hong Kong, and Korea, and a regional office in New Jersey. RoweCom, which trades on Nasdaq under the symbol ROWE, reported revenue of $347.6 million for the year ended Dec. 31, 2000. International sales represent approximately 35 percent of RoweCom's total revenue. RoweCom has more than 500 employees worldwide.

Upon consummation of the acquisition, RoweCom will operate as a wholly owned subsidiary of divine, while working to integrate its products and services with other divine offerings. Dr. Rowe will join divine's management team as chief knowledge officer. RoweCom Chief Operating Officer Jim Krzywicki will assume the role of president of the RoweCom division. Through the acquisition, RoweCom will be able to expand its offerings to current customers, and leverage divine's Web-based infrastructure to improve the efficiency of its content delivery.

About divine, inc.

divine, inc., (Nasdaq: DVIN) delivers a unique combination of services, Web-based technology, and managed applications capability that enables businesses to rapidly deploy advanced enterprise solutions that are fully integrated with every aspect of their business strategy and existing technical systems. Founded in

1999, Chicago-based divine is a leader in promoting the development of new technologies, products, and services that dramatically change how businesses manage information, engage their constituents, and develop new market opportunities. For more information, visit the company's web site at www.divine.com.



About RoweCom, Inc.

RoweCom (Nasdaq: ROWE) provides high-quality service and e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other sources of comprehensive knowledge resources. With clients ranging from academic libraries to Fortune 1000 companies, RoweCom serves communities with intensive knowledge requirements and high-volume purchases. Faxon, a long-established leader in academic information services, joined RoweCom in October 1999 and continues to serve its clients by offering expanded Internet and e-commerce tools as well as new levels of control, convenience and cost savings. For more information, visit www.rowe.com.


                                     # # #


A PROXY STATEMENT/PROSPECTUS RELATING TO THE ACQUISITION WILL BE FILED BY DIVINE AND ROWECOM WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THIS DOCUMENT AND OTHER RELATED DOCUMENTS MAY BE OBTAINED FREE OF CHARGE ON THE SEC WEBSITE (www.sec.gov) AND FROM DIVINE AND ROWECOM. THESE DOCUMENTS SHOULD BE CAREFULLY REVIEWED BEFORE MAKING A DECISION ABOUT THE ACQUISITION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.


Important Notice

The statements contained in this news release that are forward-looking, which are identified by our use of terms such as "will," "expect," "anticipate," or other comparable terminology, are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the RoweCom, Inc. stockholders to approve the merger, the risk that the RoweCom, Inc. business will not be integrated successfully or that divine, inc. will incur unanticipated costs of such integration, fluctuations in the trading price and volume of its stock, the combined companies' ability to develop new products and services and enhance and support existing products and services, including enterprise web software and services, our ability to maintain RoweCom, Inc.'s vendor and strategic partner relationships, our ability to maintain RoweCom, Inc.'s key employees, competitive pressures, system failures, economic and political conditions, changes in customer behavior and the introduction of competing products having technological and/or other competitive advantages. For a detailed discussion of these and other cautionary statements, please refer to the proxy statement/prospectus to be filed by divine, inc. and RoweCom, Inc. with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their respective Forms 10-K and 10-Q filed with the SEC. All of these forward-looking statements are based on our expectations as of the date of this report. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

RoweCom and its directors, executive officers and certain other of its employees may be soliciting proxies from RoweCom, Inc. stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of RoweCom, Inc. stockholders in connection with the merger is set forth in RoweCom, Inc.'s proxy statement for its 2001 annual meeting, filed with the SEC on May 16, 2001, and additional information will be set forth in the definitive proxy statement/prospectus referred to above when it is filed with the SEC.